UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name: Alex Wu
Title: Acting Chief Financial Officer

Date: February 8, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Agreement and Plan of Merger, dated as of February 8, 2022, by and among RISE Education Cayman Ltd, Dada Merger Sub Limited, Dada Merger Sub II Limited and Dada Auto, Inc.

Exhibit 99.3	Shareholder Support Agreement, dated as of February 8, 2022, by and among RISE Education Cayman Ltd, Dada Auto, Inc., and Bain Capital Rise Education IV Cayman Limited

Exhibit 99.4	Company Shareholder Voting Agreement, dated as of February 8, 2022, by and among RISE Education Cayman Ltd, Dada Auto, Inc., and Newlinks Technology Limited